EXHIBIT 99.3

To:	Employee Name
From:	Jensen Huang

Subject:	Supplemental Stock Option Grant

Effective December XX, 2005, you have been granted a Non-Qualified Stock Option to purchase XX shares of NVIDIA common stock at an exercise price of $XX per share (the “Supplemental Grant”).

The Supplemental Grant will vest quarterly (8.33% per quarter) over a three-year period commencing on December XX, 2005. Assuming continued employment, it will be fully vested on December XX, 2008. Additionally, this grant has a 6 year term (from date of grant 12/XX/05), which means that unexercised options will expire on 12/xx/11.

The official grant agreement, detailing the terms and conditions of your Supplemental Grant, will be viewable to you at www.benefitaccess.com within 10 - 15 business days of your receipt of this memo. This website is administered by Smith Barney Stock Plan Services, our external stock plan administrator.

In the meantime, if you have any questions regarding your Supplemental Grant, compliance with Section 409A, or the possible amendment of your discounted stock option, please contact Suzie Bentley at (408) 566-6591 or Melissa Riley at (408) 486-2791.

Thank you.

At the time the tender offer has commenced, NVIDIA will provide option holders who are eligible to participate in the tender offer with written materials explaining the precise terms and timing of the tender offer. Persons who are eligible to participate in the tender offer should read these written materials carefully when they become available because they will contain important information about the tender offer. NVIDIA will also file these written materials with the U.S. Securities and Exchange Commission as part of a tender offer statement upon the commencement of the tender offer. NVIDIA stockholders and option holders will be able to obtain these written materials and other documents filed by NVIDIA with the U.S. Securities and Exchange Commission free of charge from the U.S. Securities and Exchange Commission’s website at www.sec.gov. In addition, stockholders and option holders may request a free copy of the tender offer statement and other documents related to the tender offer from NVIDIA following such time that such documents become available.